UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 333-129810
CUSIP Number: 297612103

(Check One): ☒Form 10-K      ☐Form 20-F     ☐Form 11-K     ☐Form 10-Q     ☐Form 10-D
☐Form N-SAR      ☐Form N-CSR

For Period Ended: July 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant: ETHANEX ENERGY, INC.

Former Name if Applicable: NEW INVERNESS EXPLORATIONS, INC.

Address of Principal Executive Office (Street and Number): 14500 PARALLEL ROAD, SUITE A

City, State and Zip Code: BASEHOR, KS 66007

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒
(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The financial statements and related disclosure of Ethanex Energy, Inc. (formerly New Inverness Explorations, Inc., the “Company”) to be included in the Company’s Annual Report on Form 10-KSB for the fiscal year ended July 31, 2006 have not yet been completed. Additional time is required to permit the Company’s management, directors and independent registered public accounting firm to complete the preparation and review of the Form 10-KSB. As a result, the Company could not file its Form 10-KSB within the prescribed time period without unreasonable effort or expense. The Form 10-KSB will be filed no later than the fifteenth calendar day following the originally prescribed due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

David J. McKittrick, Executive Vice President and Chief Financial Officer (804) 370-8398
                (Name)                                                                                  (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).          ☒ Yes      ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☐ Yes      ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ETHANEX ENERGY, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 31, 2006	By	/s/ David J. McKittrick
Executive Vice President and Chief Financial Officer